Exhibit 99.3

GOLD RESERVE INC.

(the “Corporation”)

Supplemental Mailing List Return Card

Fiscal Year: 2019

Under securities regulations and in accordance with National Instrument 51-102 – Continuous Disclosure Obligations, registered and beneficial securityholders of the Corporation may elect annually to receive a copy of the Corporation’s annual financial statements and corresponding management discussion and analysis (“MD&A”) or interim financial statements and the corresponding MD&A, or both.

If you wish to receive these documents by mail, please return this completed form to:

Computershare Investor Services

P.O. Box 505000 Louisville, KY 40233

Rather than receiving the financial statements and MD&A by mail, you may choose to view these documents on the Corporation’s SEDAR profile at www.sedar.com.

I HEREBY CERTIFY that I am a registered and/or beneficial securityholder of the Corporation, and as such, request that my name be placed on the Corporation’s Mailing List in respect of its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

Please send me:

Annual Financial Statements and MD&A

(Mark this box if you would like to receive the Annual Financial Statements and associated MD&A by mail)

Interim Financial Statements and MD&A

(Mark this box if you would like to receive the Interim Financial Statements and associated MD&A by mail)

PLEASE PRINT

________________________________________________________________________________

FIRST NAME LAST NAME

ADDRESS

____________________________________________________________________________________________________

CITY PROVINCE/ STATE POSTAL / ZIP CODE

COUNTRY

SIGNED:

(Signature of Securityholder)

IF THIS IS AN ADDRESS CHANGE, PLEASE CHECK HERE:

(Please provide previous address below)